Exhibit 4.4

AMERICAN HOSPITAL RESOURCES, INC.

CERTIFICATE OF DESIGNATION

OF

CLASS D1 PREFERRED STOCK

Utah Revised Business Corporation Act

Section 16-10a-602

The undersigned, being the President and the Secretary of American Hospital Resources, Inc., a Utah corporation (the “Corporation”), certify that the Board of Directors of the Corporation, pursuant to the authority granted in Article III of the Corporation’s Articles of Incorporation, as amended, has adopted a resolution establishing a series consisting of __________ of the Corporation’s authorized preferred stock designated as Class D1 Preferred Stock (the “Class D1 Preferred Stock”) and has prescribed the following voting powers, designations, preferences, limitations, restrictions and relative rights of the Class D1 Preferred Stock:

Qualified Holders.  The Class D1 Preferred Stock shall only be authorized for issue as a dividend to beneficial shareholders of record as of July 15, 2003.  It will be issued in a ratio of one share of Series D1 Preferred for every 20 shares of American Hospital Resources Common Stock or its convertible preferred equivalent held on the record date.

Liquidation rights.  The holders of the Class D1 Preferred Stock shall have liquidation rights as follows (the “Liquidation Rights”):

1.

In the event of any liquidation, dissolution or winding up of the Company, holders of shares of Class D1 Preferred Stock are entitled to receive, out of legally available assets, an amount equal to 5% of the net sale or liquidation value of the Rx Solutions subsidiary, before any payment or distribution is made to the holders of Common Stock or any series or class of the Company’s stock hereafter issued that ranks junior as to liquidation rights to the Class D1 Preferred Stock.  But the holders of Class D1 Preferred Stock will not be entitled to receive the liquidation preference of such shares until the liquidation preferences of any series or class of the Company’s stock hereafter issued that ranks senior as to liquidation rights to the Class D1 Preferred Stock (“senior liquidation stock”) has been paid in full.  The holders of Class D1 Preferred Stock and all other series or classes of the Company’s stock hereafter issued that rank on a parity as to liquidation rights with the Class D1 Preferred Stock are entitled to share ratably, in accordance with the respective preferential amounts payable on such stock, in any distribution (after payment of the liquidation preference of the senior liquidation stock) which is not sufficient to pay in full the aggregate of the amounts payable thereon.  After payment in full of the liquidation preference of the shares of Class D1 Preferred Stock, the holders of such shares will not be entitled to any further participation in any distribution of assets by the Company.

Mandatory Redemption.  In the event of a merger, reorganization, recapitalization or similar event of or with respect to the Corporation (other than a Corporate Change in which the Corporation is the surviving entity), this Class D1 Preferred Stock shall be redeemed by the Company for a value in cash or stock based on 5% of the valuation composed of the net proceeds attributable to the Rx Solutions component.

Dividends.  The Holders of the Class D1 Preferred Stock shall not be entitled to any dividend.

Voting Rights.  The Holders of the Class D1 Preferred Stock shall have no voting rights.

Transfer Restrictions.  The Class D1 Preferred Stock may not be transferred except as required by applicable State and Federal Laws.

Preference Rights.  Nothing contained herein shall be construed to prevent the Board of Directors of the Corporation from issuing one or more series of preferred stock with such preferences as may be determined by the Board of Directors, in its discretion.

Amendments.  The designation, number of, and voting powers, designations, preferences, limitations, restrictions and relative rights of the Class D1 Preferred Stock may be amended by a resolution of the Board of Directors.

DATED this 11th day of August, 2003

/s/Christopher Wheeler, President

DATED this 4th day of September, 2003

/s/Mark Buck, Secretary

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